100 Glenborough Drive
Suite 100
Houston, TX 77067

January 11, 2006

[Via EDGAR]

H. Roger Schwall

Assistant Director, Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                               Noble Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2004

Form 10-Q for the Quarterly Period Ended September 30, 2005

File No. 001-07964

Dear Mr. Schwall:

Noble Energy, Inc. (“Noble”) is pleased to provide the United States Securities and Exchange Commission (the “Commission”) with the following responses to the comments contained in the Commission’s letter dated December 20, 2005 regarding the captioned matters.  For ease in review, the comments from that letter are set out below along with Noble’s responses.

Form 10-K for the Fiscal Year Ended December 31, 2004

Financial Statements

Note 2 – Summary of Significant Accounting Policies

Concentration of Market Risk, page 63

1.                                       As you disclose that there was a third party purchaser that accounted for 12% of total crude oil and natural gas sales, revise your disclosure to include the name of the purchaser to comply with Item 101(c)(1)(vii) of Regulation S-K and FRC Section 503.02.b.

Response:

Noble’s disclosure with respect to 12% of its 2004 sales being made to one purchaser refers to sales from the Alba field located in Equatorial Guinea to Marathon International Petroleum Supply Company (G.B.) Limited (“MIPSCO”), an affiliate of the field’s operator, Marathon E. G. Production Limited.

Noble acknowledges the Commission’s comment and will disclose in its 2005 Form 10-K filing the name of any purchaser as required by Item 101(c)(1)(vii).

Note 3 – Involuntary Conversion of Assets

2.                                       Please explain to us your rationale and the specific accounting literature you relied upon in classifying the involuntary conversion of assets as an increase in the asset retirement obligation of the related assets.  Please explain to us the specific facts and circumstances that led you to conclude the assets would be retired as compared to repaired.

Response:

Hurricane Ivan destroyed three of Noble’s production platforms at Main Pass 293/305/306 (“Main Pass”) thereby causing irreparable sub-surface damage to approximately sixty producing wells.

The increase in the asset retirement obligation is related to the salvage and clean-up activities for the destroyed platforms and associated wells as prescribed by Minerals Management Services regulations.  Accordingly, Noble has the legal obligation to remove objects and obstructions and abide by all applicable environmental regulations, including making the wells environmentally safe.

The destruction at Main Pass caused by Hurricane Ivan accelerated the abandonment requirement and increased the anticipated cost (due to increased scope of salvage and clean-up) of a significant portion of the abandonment activities, causing an increase in the fair value of the asset retirement obligation.  This does not include costs to repair existing facilities or redevelopment.

Noble has accounted for the salvage and clean-up activities (i.e. legal obligations) under SFAS No. 143, Accounting for Asset Retirement Obligations (SFAS 143).  Paragraph 15 of SFAS 143 states:

Changes resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows shall be recognized as an increase or a decrease in (a) the carrying amount of the liability for an asset retirement obligation and (b) the related asset retirement cost capitalized as part of the carrying amount of the related long-lived asset.

The asset retirement cost recorded to the Main Pass long-lived asset was reflected as an insurance receivable because the salvage and clean-up costs are covered under Noble’s insurance policy and the receipt of proceeds due under the policy is probable.

Supplemental Oil and Gas Information (Unaudited), page 86

3.                                       You explain that beginning in 2004 you engaged an independent third-party reserve engineer to perform a reserve audit of proved reserves.  Please acknowledge that you understand that in the event you file a Securities Act registration statement incorporating your annual report by reference, or in which you make similar disclosures, it will be necessary for you to identify the independent third-party reserve engineer as an expert, and to obtain and include a consent from the third party engineer as an exhibit, following the guidance in Item 601(b)(23) of Regulation S-K.

Response:

Noble acknowledges that in the future and in the event Noble files a Securities Act registration statement that incorporates Noble’s annual report by reference, or if Noble makes disclosures in such filing, similar to that in Noble’s 2004 Form 10-K about Noble’s independent third-party reserve engineer, Noble will identify the engineer as an expert and will obtain and include their consent in such filing following the guidance in Item 601(b)(23) of Regulation S-K.

Changes in Internal Control over Financial Reporting, page 111

4.                                       You disclose that there were no significant changes in internal controls over financial reporting.  However, in your discussion under the heading Evaluation of Disclosure Controls and Procedures you explain that you identified certain significant deficiencies in your internal control procedures and that you promptly took actions to remediate these deficiencies and successfully completed the evaluation and testing of newly implemented internal controls during the fourth quarter.  As such, it appears that you should revise your disclosure to describe the changes in your internal control procedures that occurred during the last fiscal quarter.  Also note that Item 308 of Regulation S-K requires you to disclose any change in internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  We presume that material changes to internal controls would be the appropriate remedy for significant deficiencies in internal controls.  Please expand your disclosures to explain your rationale in determining that such changes did not impact your internal control over financial reporting, if this is consistent with your view.

Response:

Upon further review, Noble acknowledges that there appears to be an inconsistency between the disclosure provided under the heading “Evaluation of Disclosure Controls and Procedures” and that provided under the heading “Changes in Internal Control over Financial Reporting.”  During the fourth quarter of 2004, Noble completed the remediation of certain significant deficiencies identified during the third quarter of 2004.  However, no other significant deficiencies were identified or corrected during the fourth quarter of 2004.  In addition, there were no significant changes in Noble’s internal controls over financial reporting that occurred during fourth quarter 2004, other than the above-mentioned remediation.

In future filings, Noble proposes to include language similar to the following when appropriate (changes appear in bold):

Changes in Internal Control over Financial Reporting

In addition, Noble is continuously seeking to improve the efficiency and effectiveness of its internal controls.  This results in periodic refinements to internal control processes throughout Noble.  However, there have been no significant changes in Noble’s internal controls over financial reporting, other than the implementation of procedures and controls required to remediate certain significant deficiencies identified during the third quarter of 2004 (as described above) or in other factors that could significantly affect these controls that occurred during Noble’s most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, Noble’s internal control over financial reporting.

Form 10-Q for the Quarterly Period Ended September 30, 3005

Financial Statements

Note 7 – Effect of Gulf Coast Hurricanes, page 15

5.                                       We note your disclosure of the effect Hurricane Katrina had on your platform at Main Pass 306D.  You proceed to state that if the insurer reaches its maximum exposure to a single event, the final insurance recovery to you may be limited.  This seems to imply that you are uncertain of the amount you will recover in insurance proceeds related to the platform at Main Pass 306D.  As such, explain to us why you believe it is appropriate to record the insurance proceeds receivable in the current period, beyond the maximum exposure amount.  In your response, identify any applicable accounting literature you relied upon in arriving at your conclusion to record the proceeds.  Tell us the extent to which your insurance provided has challenged your claims; and specify the reasonably possible scenarios you envision in resolving this matter.

Response:

The net book value of the Main Pass 306D platform destroyed by Hurricane Katrina was $14.0 million.  The first $10.0 million of the loss, subject to a $1.0 million deductible, is covered by Noble’s physical damage insurance policy with Lloyd’s of London (“Lloyd’s”).  Noble has submitted a claim to Lloyds and expects to receive insurance proceeds of $9.0 million during first quarter 2006.  Lloyd’s has not disputed this claim.  The remaining $4.0 million is covered by Noble’s policy with OIL Insurance Limited (“OIL”).

Noble has notified OIL of the damage caused by Hurricane Katrina.  OIL has not challenged Noble’s claim, however due to the catastrophic losses caused by Hurricane Katrina, OIL has announced that it may reach its maximum exposure to a single event of $1.0 billion, resulting in a proportionate reduction of insurance proceeds to all OIL members, including Noble, that file a claim for damages caused by Hurricane Katrina.

Notwithstanding the potential reduction in insurance proceeds, Noble believes the $4.0 million insurance receivable from OIL is fully collectible.  Preliminary estimates of Noble’s claims for damage caused by Hurricane Katrina are at least $65.0 million, and given OIL’s $1.0 billion global coverage, Noble believes it is remote that insurance recoveries would be reduced to an amount less than the $4.0 million receivable.

6.                                       Given that a year has passed since the damage sustained as a result of Hurricane Ivan, it would be appropriate for you to update your disclosure to include the amounts you have submitted under claims to the insurance company, indicate whether the insurance company has agreed to the amounts claimed, and specify the expected timing of payment from the insurance company and the amounts received to date.  Please confirm to us that you have followed the guidance outlined in AICPA Technical Practices Aid 5400.05, regarding the accounting for losses incurred as a result of natural disasters.

Response:

Noble will expand its disclosures in its 2005 Form 10-K with respect to the status of the clean-up and restoration of production related to the damage caused by Hurricane Ivan, as well as Hurricanes Katrina and Rita.  Moreover, Noble acknowledges the Commission’s comment and will include disclosure regarding insurance claims submitted, amounts received, and expected timing for collection of outstanding claims.

As of December 31, 2005, based upon work completed, Noble has submitted $84.0 million (cumulative) in claims related to Hurricane Ivan damage, none of which have been disputed, and received $49.0 million (cumulative) in reimbursements.  Noble expects to continue to incur costs, submit claims, and receive reimbursements in the normal course of business in 2006 and beyond.

Noble has followed the guidance outlined in AICPA Technical Practices Aid 5400.05, regarding the accounting for losses incurred as a result of natural disasters, including “Issue 4 – What is the accounting for insurance recoveries to cover losses sustained in a natural disaster.”

Engineering Comments

Critical Accounting Policies and Estimates, page 25

Reserves, page 26

7.                                       We note your statement, “SEC guidelines do not limit reserve bookings to only contracted volumes if it can be demonstrated that there is reasonable certainty that a market exists.  The Company has booked reserves in excess of contracted volumes for Israel due to the reasonable certainty of the existence of markets in future periods.  In Israel, the Company has a natural gas contract with IEC, which is expected to run through 2014, and a contract with the Israel Bazan Refinery through the year 2015.  The Israeli natural gas market, as estimated by the Israeli Ministry of National Infrastructure, from 2005 to 2020, is significantly greater than Noble Energy’s uncontracted net estimated proved reserves.”  Be advised that we require that markets exist at the time of booking proved reserves.  Tell us the volumes you have booked without current existing markets.  We may have additional comments.

Response:

Noble acknowledges the Commission’s comment that guidelines require that markets exist at the time of recording proved reserves.  Noble has not recorded any proved reserves for which there is not an existing market.  Noble’s proved Israeli reserves have always been supported by natural gas demand projections made by the government of the State of Israel.  Noble agrees that the use of the phrase “in future periods” may have added some confusion and Noble will modify its future disclosures to eliminate any uncertainty regarding the existence of a natural gas market in Israel sufficient to support Noble’s Israeli reserves.

The contracts with the Israeli Electric Corporation (“IEC”) and the Bazan Refinery represent 64.5% of Noble’s December 31, 2004 Israeli reserves.  Noble’s letter of March 9, 2004 to the Commission (response to question 6 from the Commission’s February 27, 2004 letter) discussed the various factors that allowed the Company to conclude that a natural gas market existed in Israel.  As further evidence of the robust market in Israel, during 2005 Noble has been in active discussions with ten independent entities (excluding IEC) whose total demand for natural gas exceeds 600 Bcf over the next ten to fifteen years.  This demand exceeds Noble’s uncontracted reserves by approximately 500 Bcf.  Furthermore, IEC has requested an additional 175 Bcf at the end of the Company’s current contract plus additional quantities in 2006 and 2007.  Currently, Noble and its partners are the only significant producers of natural gas in the country and no natural gas is currently being imported.

In 2005, Noble executed two additional natural gas contracts representing approximately 7.6% of its Israel reserves.  In aggregate, Noble currently has approximately 72.1% of its Israel reserves under contract.

Closing Comments

As requested by Commission, Noble hereby acknowledges the following:

1)                                      Noble is responsible for the adequacy and accuracy of the disclosures in this filing;

2)                                      Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to Noble’s filings; and

3)                                      Noble may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Noble appreciates the opportunity to respond to the Commission’s comments.  Upon consideration of the Commission’s comments and in light of Noble’s responses, Noble respectfully requests that the Commission permit Noble to address the comments in future filings as opposed to amending prior filings.

If you wish to discuss any issues regarding this matter, please feel free to contact the undersigned at 281-872-3150.

Sincerely,

/s/ Chris Tong
Chris Tong
Senior Vice President, Chief Financial Officer